UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

+86 400 100 7299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Changes in Company’s Certifying Accountant.

(1) Previous Independent Registered Public Accounting Firm

(i)	Effective on January 10, 2025, Eshallgo Inc. (the “Company”) dismissed its independent registered auditor, Marcum Asia CPAs LLP (“Marcum Asia”), which action was approved and ratified by the Company’s Board of Directors and the Audit Committee on January 10, 2025.

(ii)	The reports of Marcum Asia CPAs on the financial statements of the Company for the fiscal years ended March 31, 2024 and related consolidated statements of income and comprehensive income (loss), changes in equity and cash flows for the year in the period ended March 31, 2024, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was approved and ratified by the Board of Directors and the Audit Committee of the Company.

(iv)	During the Company’s most recent fiscal year ended March 31, 2024 and through January 10, 2025, the date of dismissal, (a) there were no disagreements with Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia CPAs LLP, would have caused it to make reference thereto in its reports on the financial statements for such year and (b) there were no “reportable events” as described in Item 16F of Form 20-F, except for the material weakness related to the Company’s internal control over financing reporting, including (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (ii) lack of proper IT control related to logical access security, which has been disclosed in the Company’s report on Form 20-F for the fiscal year ended March 31, 2024, as amended.

(v)	The Company provided Marcum Asia CPAs LLP with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2) New Independent Registered Public Accounting Firm

On January 10, 2025, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of YCM CPA INC. as its new independent registered public accounting firm to audit the Company’s financial statements, effective January 10, 2025. During the most recent fiscal year ended March 31, 2024 and any subsequent interim periods through the date hereof prior to the engagement of YCM CPA INC., neither the Company, nor someone on its behalf, has consulted YCM CPA INC. regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in Item 16F (a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F (a)(1)(v) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESHALLGO INC

Date: January 10, 2025	By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Marcum Asia CPAs LLP addressed to the U.S. Securities and Exchange Commission